GREENWAY TECHNOLOGIES, INC. SHAREHOLDER COMMITTEE

109 West Church Street

Weatherford, Texas 76086
Telephone (817) 599-0901

November 28, 2018

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Greenway Technologies, Inc.; DFRN14A filed November 20, 2018; Filed by Greenway Technologies, Inc. Shareholder Committee File No. 0-55030

Dear Ms. Chalk:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated November 26, 2018, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Proxy Statement filed on November 26 [sic], 2018

General

1.

Exchange Act Rule 14a-9 prohibits statements that directly or indirectly impugn the character, integrity or personal reputation of others or that make charges concerning improper or illegal conduct or associations without proper factual foundation.  See Note b to Exchange Act Rule 14a-9.  In addition, all statements of opinions or belief in the proxy statement must be presented as such, rather than as statements of fact.  Please revise your proxy statement throughout to avoid presenting as opinions as facts and including statements that impugn character without appropriate supporting foundation.  Some statements which need to be reexamined in the revised proxy statement include the following as examples only:

•

Reference to an “illegal security agreement” to which Kevin Jones is party;

•

Accusations stated as facts that Kevin Jones has violated his fiduciary duties and engaged in self-dealing;

•

Allegations that “it was well known that if the loan was not repaid, Kevin Jones and his wife…would own all of the technology of Greenway Technologies;”

•

Assertions that the present board has “sabotaged several other funding opportunities.”

Response:  The proxy statement has been revised.

2.

Your revised proxy statement contains a statement that “certain members of the Greenway Technologies Shareholder Committee have prospects who want to purchase Greenway Technologies’ GTL technology but not with the present board in control.”  Making assertions about future revenues may be misleading without adequate foundation to allow shareholders to assess those assertions.  Please provide more detail or rephrase or delete.

Response:  The proxy statement has been revised.

Broker Non-Votes

3.

Supplementally provide support for the following statement in your revised proxy statement, with appropriate citation to state or other applicable law or regulation: “As long as there is at least one routine matter to be voted on at the meeting, proxies reflecting broker non-votes will be counted toward a quorum.”

Response:  Please see:

•

Harvard Law School Forum on Corporate Governance and Financial Regulation, Proxy Disclosure Recommendations, Posted by Steven B. Stokdyk and Joel H. Trotter, Latham & Watkins LLP, on Monday, March 14, 2016.  See, https://corpgov.law.harvard.edu/2016/03/14/proxy-disclosure-recommendations/.

•

Latham & Watkins March 3, 2016 | Number 1938, Recommended Proxy Disclosure for Director Elections and Other Proposals.  See, https://www.lw.com/thoughtLeadership/LW-recommended-proxy-disclosure.

•

CORRESP, April 2, 2014, addressed to Mr. David L. Orlic, Special Counsel, Office of Mergers & Acquisitions, Securities and Exchange Commission, Re: Signature Group Holdings, Inc., Preliminary Proxy Statement on Schedule 14A, Filed March 25, 2014, File No. 001-08007.  See, https://www.sec.gov/Archives/edgar/data/38984/000119312514128097/filename1.htm.

4.

You disclose in this section that “[a]ny other proposal [besides Proposal 2] which comes before the 2019 Special Meeting may be discretionary item, depending on its nature.”  Since you know the nature of the matters involved in the other proposals presented, revise.

Response:  The proxy statement has been revised.

5.

We continue to have concerns about the disclosure regarding discretionary voting authority.  In general, your new disclosure in this section about a broker’s ability to exercise discretion and the effect of broker non-votes on the proposals presented is confusing.  It is unclear whether you are trying to state that because the ratification of accountants is a routine matter, that this impacts brokers’ ability to exercise discretionary voting.  Generally (but we understand this is a Texas corporation), it is our understanding that if there is a contested matter, brokers may not exercise discretion on any matter to be voted upon at a meeting.  Please revise to simplify and clarify.

Response:  The proxy statement has been revised.

Proposal 1

6.

Clarify what will happen if John Olynick refuses to chair the Special Meeting and Proposal 1 fails.

Response:  The proxy statement has been revised.

Proposal 2

7.

As to the new nominee you have added to the proxy statement as a candidate for director, provide support for the assertions regarding his sales and other achievements listed in his biography section. Support may include materials provided supplementally to the staff if this information is not publicly available, but its source should be cited or described in the proxy statement.  These include statements such as the following:

•

“While with FMW Media Works Corp., Mr. Becker has generated over one million dollars in sales in one month for the first time January 2018;

•

“over three million dollars in one month for the first time July 2018;”

•

“a 25% reduction in overhead through streamlining and negotiations with vendors…”;

•

“improved scalability of the company through the development of training and marketing tools;”

•

“increased sales force through strategic alliance and creation of independent sales force.”

Response:  The proxy statement has been revised.

8.

Clarify what you mean by stating that all of your nominees are “independent” [your quotes].  That is, explain how you define that term for these purposes.

Response:  The proxy statement has been revised.

Proposal 3

9.

Clarify whether the shareholders who are members of the Committee will have a vote on this Proposal to reimburse themselves for expenses incurred in this solicitation.  In addition, clarify whether the vote will be binding even if a new board is elected.

Response:  The proxy statement has been revised.

10.

State the amount of the expenses (or provide a range) for which you are seeking reimbursement and why you are seeking to vote on this now if you don’t know the amount of those expenses at this time.

Response:  The proxy statement has been revised.

In addition, the Greenway Technologies Shareholder Committee acknowledges that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ David Deison,

Chairman of the Greenway Technologies Shareholder Committee

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